Exhibit 99.8

Deloitte LLP
2 New Street Square
London EC4A 3BZ

Tel: +44 (0) 20 7936 3000
Fax: +44 (0) 20 7583 1198

LDE: DX 599
www.deloitte.co.uk

INDEPENDENT AUDITOR’S CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-207925 on Form S-8 and Registration Statement No. 333-207917 on Form F-10 and to the use of our report dated March 14, 2016 relating to the consolidated financial statements of Amaya Inc. (“Amaya”) (which report expresses an unmodified opinion and includes an other matter paragraph relating to the 2014 retrospective adjustments for accounting for segments, discontinued operations, and other reclassifications) appearing in this Annual Report on Form 40-F of Amaya for the year ended December 31, 2015.

/s/ Deloitte LLP

Chartered Accountants

14 March 2016

London, United Kingdom